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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER

8- 51403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/07   AND ENDING   12/31/07
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacMar Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1481 11th St. S.W.

(No. and Street)

AKRON   OH   44314
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter McCleary   330-622-5817
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buckler, McKenney & Nadzadi PC

(Name – if individual, state last, first, middle name)

116 Fox Play Road   Monroeville   PA   15146
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Peter W. McCleary_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MacMar Investment Corporation_ , as of _December 31, 2007_ , 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
Title

Margaret J. Miller
Notary Public

Margaret J. Miller, Notary
State of Ohio
My Commission Expires: 04/26/09

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MacMar Investment Corporation

FINANCIAL STATEMENTS

December 31, 2007

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of MacMar Investment Corporation

We have audited the accompanying statement of financial condition of MacMar Investment Corporation (a Texas Corporation) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacMar Investment Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi

February 25, 2008, except for Note 4, as to which the date is February 28, 2008

MacMar Investment Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS
Cash $ 8,922
Accounts receivable - other   19,630

    TOTAL CURRENT ASSETS $ 28,552

FIXED ASSETS
Office equipment - net of depreciation of $1,798   -

    TOTAL ASSETS $ 28,552

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Taxes payable $ 1,300

    TOTAL LIABILITIES $ 1,300

STOCKHOLDERS' EQUITY
Common stock - 10,000 shares issued
  and outstanding   14,000
Treasury stock, 1,447 shares at cost   (3,315)
Retained earnings   16,567   27,252

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 28,552

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2007

REVENUES		
Commission income	$ 62,349	
Other income	35,000	$ 97,349
EXPENSES		
Commission expense	42,375	
Public relations	10,640	
License and insurance expense	3,641	
Professional fees	1,535	
Office expense	10,294	
Management expense	20,000	88,485
NET INCOME BEFORE PROVISION FOR INCOME TAXES		8,864
PROVISION FOR INCOME TAXES		1,300
NET INCOME		$ 7,564

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year Ended December 31, 2007

	Treasury Stock	Common Stock	Retained Earnings
Balances at January 1, 2007	$ (3,315)	$ 14,000	$ 9,003
Net income	-	-	7,564
Balances at December 31, 2007	$ (3,315)	$ 14,000	$ 16,567

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2007

Subordinated liabilities at January 1, 2007	$ -
No changes	-
Subordinated liabilities at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 7,564
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
(Increase) decrease in receivable - other	(7,877)
(Increase) decrease in commission receivable	30
Increase (decrease) in accounts payable	(21)
Increase (decrease) in taxes payable	1,300
Net cash provided (used) by operating activities	996
Net change in cash	996
Cash, beginning of the period	7,926
Cash, end of the period	$ 8,922

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes $ 515

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
MacMar Investment Corporation is a Texas Corporation. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 15, 1999. The Company operates its business as both a subscription broker-dealer of securities and an agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are recorded on an as earned basis. The related receivables are considered fully collectible.

Office equipment is carried at cost. Depreciation is provided over the estimated useful lives (3 years) of the assets utilizing a straight line method.

NOTE 2 - RESERVE REQUIREMENTS
The Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

The Firm operates persuant to rule 15c3-3k1.

NOTE 3 - MINIMUM CAPITAL
Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2007. At December 31, 2007, the Corporation's net capital as defined by SEC Rule 15c3-1 was $422 in excess of minimum net capital required. The excess net capital at 1000% was $5,072 at December 31, 2007.

NOTE 4 - SUBSEQUENT EVENT
The Board of Directors declared an additional management fee of $15,000 at their board meeting February 28, 2008. This management fee was applied against the outstanding receivable.

MacMar Investment Corporation
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2007

MacMar Investment Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2007

NET CAPITAL	
Total Stockholders' equity	$ 27,252
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	27,252
Deduct nonallowable assets - other	19,630
NET CAPITAL	$ 7,622
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$ 1,300
TOTAL AGGREGATE INDEBTEDNESS	$ 1,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,622
Excess net capital at 1000%	$ 7,492
Ratio: Aggregate indebtedness to net capital	.17 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part II of Form X-17A as of December 31, 2007)	
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,922
Net audit adjustments	1,300
Net capital per above	$ 7,622

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

REPORT ON INTERNAL CONTROL

Board of Directors
MacMar Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MacMar Investment Corporation, for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
MacMar Investment Corporation
Page 2

REPORT ON INTERNAL CONTROL (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

February 25, 2008 except for Note 4, as to which the date is February 28, 2008

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799
(412) 856-7880
FAX (412) 856-0510

Mitchell K. McKenney, CPA
Jennifer Nadzadi, CPA

Merle L. Buckler, CPA (1931-1996)

February 25, 2008

To the Board of Directors
MacMar Investment Corporation

We have audited the financial statements of MacMar Investment Corporation for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008, except for Note 4, as to which the date is February 28, 2008.

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of MacMar Investment Corporation. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by MacMar Investment Corporation are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by the Organization during the year that were both significant and unusual, and of which under professional standards, we are required to inform you, or transactions for which there is lack of authoritative guidance or consensus.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We considered the impact of management's estimate in our audit testing.

Management has recorded all of the adjustments we proposed. None of the adjustments indicate matters that could have a significant effect on the organization.

For purposes of this letter, professional standards define a disagreement with management as a matter whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

We encountered no difficulties in dealing with management in performing and completing our audit. Management was responsive to all of our requests and inquiries.

This information is intended solely for the use of the Board of Directors and management of MacMar Investment Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi
Buckler, McKenney & Nadzadi, P.C.

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799
(412) 856-7880
FAX (412) 856-0510

Mitchell K. McKenney, CPA   Merle L. Buckler, CPA (1931-1996)
Jennifer Nadzadi, CPA

INDEPENDENT AUDITOR'S REPORT ON
COMPLIANCE WITH LAWS AND REGULATIONS

To the Board of Directors and Senior Management of
MacMar Investment Corporation
Pittsburgh, PA

We have audited the financial statements of MacMar Investment Corporation as of and for the year ended
December 31, 2007, and have issued our report thereon dated February 25, 2008, except for Note 4, as to which
the date is February 28, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement.

Compliance with laws and regulations applicable to MacMar Investment Corporation is the responsibility of
MacMar Investment Corporation's management. As part of obtaining reasonable assurance about whether the
financial statements are free of material misstatement, we performed tests of MacMar Investment Corporation's
compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and
material effect on the determination of financial statement amounts. However, providing an opinion on
compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an
opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under
the Anti-Money Laundering Program.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and
other regulatory agencies and is not intended to be and should not be used by anyone other than these specific
parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

February 25, 2008, except for Note 4, as to which the date is February 28, 2008

FOCUS REPORT

**FORM
X-17A-5**

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning   01/01/2007   and ending   12/31/2007
                              [8005]   [8006]

SEC File Number: 51403
                              [8011]

Firm ID: 46367

1.   MACMAR INVESTMENT CORPORATION
                              [8020]
      Name of Broker Dealer:

2.
      Name(s) of broker-dealer(s) merging with respondent during reporting
      period:

Name: _____   Phone: _____
               [8053]   [8057]
Name: _____   Phone: _____
               [8054]   [8058]
Name: _____   Phone: _____
               [8055]   [8059]
Name: _____   Phone: _____
               [8056]   [8060]

                                                    Yes ⦿   No ○ [8073]
3.
      Respondent conducts a securities business exclusively with registered
      broker-dealers:

                                                    Yes ○   No ⦿ [8074]
4.
      Respondent is registered as a specialist on a national securities exchange:

5.
      Respondent makes markets in the following securities:

                                                    Yes ○   No ⦿ [8075]
      (a)
          equity securities

                                                    Yes ○   No ⦿ [8076]
      (b)
          municipals

                                                    Yes ○   No ⦿ [8077]
      (c)
          other debt instruments

                                                    Yes ○   No ⦿ [8078]
6.
      Respondent is registered solely as a municipal bond dealer:

7.
Respondent is an insurance company or an affiliate of an insurance company: Yes ○   No ⊙ [8079]

8.
Respondent carries its own public accounts: Yes ○   No ⊙ [8084]

9.
Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts   _____ [8080]

(b) Omnibus accounts   _____ [8081]

10.
Respondent clears its public customer and/or proprietary accounts: Yes ○   No ⊙ [8085]

11.
Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only)   ☐ [8086]

(b) Self Clearing   ☐ [8087]

(c) Omnibus   ☐ [8088]

(d) Introducing   ☐ [8089]

(e) Other   ☐ [8090]

(f) Not Applicable   ☑ [8091]

12.   Yes ○   No ⊙ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American   ☐ [8120]

    (2)   ☐ [8121]
       Boston

    (3)   ☐ [8122]
       CBOE

    (4)   ☐ [8123]
       Midwest

    (5)   ☐ [8124]
       New York

    (6)   ☐ [8125]
       Philadelphia

    (7)   ☐ [8126]
       Pacific Coast

    (8)   ☐ [8129]
       Other

13.
Employees:

    (a)   0
       Number of full-time employees   [8101]

    (b)   0
       Number of full-time employees registered representatives employed by   [8102]
       respondent included in 13(a)

---

14.   0
Number of NASDAQ stocks respondent makes market   [8103]

---

15.   0
Total number of underwriting syndicates respondent was a member   [8104]

16.
Number of respondent's public customer transactions:

       Actual ○   Estimate ○

    (a)   [8107]
       equity securities transactions effected on a national securities exchange

    (b)   [8108]
       equity securities transactions effected other than on a national securities
       exchange

    (c)   [8109]
       commodity, bond, option, and other transactions effected on or off a national
       securities exchange

---

17. Yes ○ No ◉ [8111]

Respondent is a member of the Securities Investor Protection Corporation

---

18. $\underline{\qquad\qquad 1}$
[8112]

Number of branch officies operated by respondent

---

19. Yes ○ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) $\overline{\qquad\qquad}$ [8131]

Name of parent or affiliate

(c) $\overline{\qquad\qquad}$ [8132]

Type of institution

---

20. Yes ○ No ◉ [8113]

Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank

---

21. Yes ○ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) $\overline{\qquad\qquad}$ [8116]

Name of parent

---

22. Yes ○ No ◉ [8115]

Respondent is a subsidiary of a parent which is not a registered broker or dealer

---

23. Yes ○ No ◉ [8117]

Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:

Required in any Schedule I filed for the calender year 1978 and succeeding years.

---

24. $\underline{\qquad\qquad 0}$
[8118]

Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period

---

N.A.S.D. Miscellaneous Information

Annual Municipal Income $\underline{\qquad\qquad 0}$
[8151]

END